UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BARE ESCENTUALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067511105

(CUSIP Number)

Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067511105	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS Shiseido Company, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER One share (See Item 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER One share (See Item 5)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON One share (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13D

CUSIP No. 067511105	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS Bare Escentuals, Inc., as Successor in Interest to Blush Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates are the shares of common stock (the “Shares”), par value $0.01 per share, of Bare Escentuals, Inc. (the “Company”).  The Company’s principal executive offices are located at 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

Item 2.	Identity and Background.

This Statement is being jointly filed by (1) Shiseido Company, Limited, a corporation organized under the laws of Japan (“Parent”), and (2) Blush Acquisition Corporation (“Purchaser”), a Delaware corporation (together as the “Reporting Persons” and each, a “Reporting Person”).

The principal executive offices of Parent are located at 7-5-5 Ginza, Chuo-ku, Tokyo 104-0061.  Parent is Japan’s largest cosmetics company, with operations in over 70 countries worldwide, and is one of the oldest cosmetics companies in the world. Parent develops, produces and sells skin care, make-up, fragrance and hair care products for men and women.

Purchaser was a newly incorporated Delaware corporation organized in connection with the Offer and the Merger, as those terms are defined in Item 3 below, and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 900 3rd Avenue, 15th Floor, New York, NY 10022.  Prior to the Merger, Purchaser was an indirect subsidiary of Parent.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Parent or Purchaser, as the case may be, are set forth in Schedule I to the Offer to Purchase dated January 25, 2010, as subsequently amended (the “Offer to Purchase”), which is attached hereto as Exhibit 5 and incorporated herein by reference.  Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Except as described in the Offer to Purchase and in Schedule I thereto, none of Parent, Purchaser or, to the best knowledge of such corporations after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger, dated as of January 14, 2010 (the “Merger Agreement”), attached hereto as Exhibit 1 and incorporated herein by reference.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $18.20 per share in cash, without interest and subject to applicable withholding taxes (the “Per Share Amount”) on January 25, 2010.

The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Monday, March 8, 2010.  Based upon information provided by BNY Mellon Shareowner Services, the depositary for the Offer, 76,941,309 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 83.6% of the Shares. The depositary also informed Parent that it had received commitments to tender approximately 3,064,295 additional Shares under the guaranteed delivery procedures of the Offer. On March 8, 2010, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law.

Immediately following the expiration of the initial offering period, Purchaser commenced a subsequent offering period for all remaining shares of the Company common stock to permit stockholders who did not tender their Shares in the initial offering period the opportunity to do so.  The subsequent offering period expired at 12:00 midnight, New York City time, on Thursday, March 11, 2010 (the “Expiration Time”).  The Per Share Amount was paid to holders of the Company common stock who validly tendered their shares during the subsequent offering period.

Based upon information provided by BNY Mellon Shareowner Services, as of the Expiration Time, an aggregate of 79,953,491 Shares (including Shares tendered during the initial offering period) were validly tendered and not withdrawn, representing approximately 86.9% of the total outstanding Shares.

Following the closing of the Offer, the Company acquired 4,710,963 Shares as a result of a contribution from its immediate parent company, Blush Holdings, LLC (“Blush Holdings”).  Blush Holdings acquired the Shares through certain transactions with Leslie A. Blodgett, the Company’s Executive Chair and an affiliated trust, which are further described in Item 4 below.

On March 12, 2010, pursuant to the Merger Agreement, Purchaser merged with and into the Company via a “short-form” merger (the “Merger”) in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”), with the Company surviving as an indirect subsidiary of Parent, and each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one share of common stock of the Company, par value $0.01 per share. Shares of the Company not tendered (except for shares held in the treasury of the Company or owned by Parent or Purchaser or any direct or indirect subsidiary of Parent, Purchaser or the Company or shares for which appraisal rights are properly demanded) were cancelled and converted into the right to receive the Per Share Amount.

The Reporting Persons estimate the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all outstanding Shares pursuant to the Offer and the Merger, to have been approximately $1.9 billion. Purchaser obtained the funds used to acquire the Shares in the Offer and the Merger pursuant to (i) a senior credit facility from Mizuho Bank, Ltd. and (ii) cash on hand of Parent. The Senior Credit Facility Agreement between Parent and Mizuho Bank, Ltd. is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Offer was made pursuant to the Merger Agreement. The purpose of the Offer and the Merger was for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, was intended to facilitate the acquisition of all of the Shares (other than the Contribution Shares, as defined below).  The purpose of the Merger was for Parent to acquire all Shares, other than the Contribution Shares (as defined below), not purchased pursuant to the Offer. Upon consummation of the Merger, the Company became an indirect subsidiary of Parent.

On January 14, 2010, Parent, Purchaser and the Company entered into the Merger Agreement.  In accordance with the Merger Agreement, on January 25, 2010, the Purchaser commenced the Offer to purchase all outstanding Shares at a price of $18.20 per share, net to the seller in cash, without interest and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related form of Letter of Transmittal, which is attached hereto as Exhibit 6 and incorporated herein by reference.

In connection with, and as a condition to, the Offer, on January 14, 2010, Leslie Blodgett and a trust affiliated with Ms. Blodgett entered into a Contribution Agreement with Parent, Shiseido Americas Corporation, a Delaware corporation, Blush Holdings and Purchaser  (the “Contribution Agreement”).  The Contribution Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.  Subject to the terms and conditions of the Contribution Agreement, immediately following the consummation of the Offer, a trust affiliated with Ms. Blodgett contributed all of the shares beneficially owned by it to Blush Holdings in exchange for cash and an indirect ownership interest in the Company, and each share owned by Ms. Blodgett was converted into the right to receive the Per Share Amount. The Contribution Agreement terminated upon the effective date of the Merger.

In addition, in connection with, and as a condition to, the Offer, Berkshire Partners LLC and certain of its affiliated funds (each, a “Berkshire Investor,” and collectively, the “Berkshire Investors”) entered into a Stockholders Support Agreement with Parent and Purchaser (the “Stockholders Support Agreement”). The Stockholders Support Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.  Subject to the terms and conditions of the Stockholders Support Agreement, each Berkshire Investor tendered all of its beneficially owned shares in the Offer. The Stockholders Support Agreement terminated upon the effective date of the Merger.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “6. Price Range of the Shares; Dividends,” “10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements,” “11. Purpose of the Offer; Plans for the Company After the Offer and the Merger,” “12. Dividends and Distributions” and “13. Possible Effects of the Offer on the Market for the Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration” are incorporated herein by reference.

The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Monday, March 8, 2010.  Based upon information provided by BNY Mellon Shareowner Services, the depositary for the Offer, 76,941,309 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 83.6% of the Shares. The depositary also informed Parent that it had received commitments to tender approximately 3,064,295 additional Shares under the guaranteed delivery procedures of the Offer. On March 8, 2010, the Purchaser accepted for payment all Shares that were validly tendered in the initial offering period of the Offer and not withdrawn and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law.

Immediately following the expiration of the initial offering period, Purchaser commenced a subsequent offering period for all remaining shares of the Company common stock to permit stockholders who did not tender their shares in the initial offering period the opportunity to do so.  The subsequent offering period expired at the Expiration Time.  The Per Share Amount was paid to holders of the Company common stock who validly tendered their shares during the subsequent offering period.  The procedures for tendering shares during the subsequent offering period were the same as during the initial offering period, except that (i) the guaranteed delivery procedures were not available during the subsequent offering period and (ii) shares tendered during the subsequent offering period could not be withdrawn.

The depositary for the tender offer advised Parent that, as of the expiration of the subsequent offering period, approximately 79,953,491 Shares were validly tendered (including Shares tendered during the initial offering period), representing approximately 86.9 % of all outstanding shares of the Company.

Following the closing of the Offer, the Company acquired 4,710,963 Shares (“Contribution Shares”) as a result of a contribution from its immediate parent company, Blush Holdings.  Blush Holdings acquired the Contribution Shares through certain transactions with Leslie A. Blodgett, the Company’s Executive Chair, and an affiliated trust, which are described in Section 10 of the Offer to Purchase, pursuant to the Contribution Agreement.

Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares and the acquisition of Contribution Shares, on March 12, 2010, pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Company in accordance with the provisions of the DGCL that authorize the completion of the Merger without a vote or meeting of the stockholders of the Company.  The Company was the surviving corporation in the Merger, and, as a result of the Merger, has become an indirect subsidiary of Parent.  In the Merger, (i) each Share outstanding prior to such time were cancelled and ceased to exist and (other than Shares held in the treasury of the Company or owned by Parent or Purchaser or any of their respective subsidiaries, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) converted in the Merger into the right to receive the Per Share Amount and (ii) each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one share of common stock of the Company.  Following the consummation of the Merger, Purchaser ceased to exist and Parent now indirectly holds one share of common stock, par value $0.01 per share, of the Company.  On March 12, 2010, Nasdaq filed a Form 25 with the SEC notifying the SEC of the delisting of the Shares.  On March 12, 2010, following the effective time of the Merger, Nasdaq halted trading of the Shares prior to the start of trading and suspended trading of the Shares effective as of March 15, 2010.

The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 1 hereto and is incorporated herein by reference.  The summary of certain provisions of the Contribution Agreement in this Schedule 13D is qualified in its entirety by reference to the Contribution Agreement itself, which is attached as Exhibit 2 hereto and is incorporated herein by reference. The summary of certain provisions of the Stockholders Support Agreement in this Schedule 13D is qualified in its entirety by reference to the Stockholders Support Agreement itself, which is attached as Exhibit 3 hereto and is incorporated herein by reference.

In connection with the Merger, the directors of the Company resigned, and the directors of the Purchaser immediately prior to the effective time of the Merger became the directors of the Company.  The officers of the Company immediately prior to the effective time of the Merger remained the officers of the Company.

In addition, the certificate of incorporation and by-laws of the Company, as in effect immediately prior to the effective time of the Merger, were amended and restated as of the effective time of the Merger to be in the form of the certificate of incorporation and by-laws of Purchaser.

Other than as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)          Immediately following the purchase of the Shares pursuant to the Offer (including Shares purchased in the subsequent offering period) and the acceptance of such Shares, and the receipt of the Contribution Shares on March 12, 2010, the Parent and the Purchaser completed the acquisition of the Company through the Merger.  Immediately before the Merger, Purchaser was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 84,664,454 Shares, representing approximately 92.0% of the outstanding Shares.  As a result of the Merger, (i) each Share outstanding prior to such time were cancelled and ceased to exist and (other than Shares held in the treasury of the Company or owned by Parent or Purchaser or any of their respective subsidiaries, and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) converted in the Merger into the right to receive the Per Share Amount and (ii) each outstanding share of common stock of Purchaser, par value $0.01 per share, was converted into and became one share of common stock of the Company.

Following the consummation of the Merger, Purchaser ceased to exist and Parent now indirectly holds one share of common stock, par value $0.01 per share, of the Company, representing 100% of the voting rights of the issued and outstanding Shares of the Company.

(c)                 The information set forth in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase has effected any transaction in the Shares during the past 60 days.

(d)                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of Parent, Purchaser, or to the best knowledge of Parent and Purchaser, any person set forth on Schedule I to the Offer to Purchase, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Agreement and Plan of Merger, dated January 14, 2010, by and among Bare Escentuals, Inc., Shiseido Company, Limited and Blush Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on January 15, 2010).

2
Contribution Agreement, dated as of January 14, 2010, between Shiseido Company, Limited, Blush Acquisition Corporation and certain of their affiliates, and Leslie Blodgett on behalf of herself and as trustee of the Blodgett Family Trust dated June 4, 2004 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Blush Acquisition Corporation with the SEC on January 25, 2010).

3
Stockholders Support Agreement, dated as of January 14, 2010, among Shiseido, Blush Acquisition Corporation, Berkshire Partners LLC, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership and Berkshire Investors LLC (incorporated by reference to Exhibit 2.2 of the Schedule 13D filed by Berkshire Partners LLC and each other Berkshire entity that is a party to the Stockholders Support Agreement).

4
Senior Facility Agreement, dated March 5, 2010, between Shiseido Company, Limited and Mizuho Bank, Ltd. (incorporated by reference to Exhibit (b)(3) to the Schedule TO-T/A filed by Blush Acquisition Corporation with the SEC on March 8, 2010)

5	Offer to Purchase, dated January 25, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Blush Acquisition Corporation with the SEC on January 25, 2010).
6	Letter of Transmittal, dated January 25, 2010 (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Blush Acquisition Corporation with the SEC on January 25, 2010)
7	Joint Filing Agreement, dated March 17, 2010, by and between Shiseido Company, Limited and Bare Escentuals, Inc., as Successor in Interest to Blush Acquisition Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March 17, 2010	SHISEIDO COMPANY, LIMITED

/s/ Carsten Fischer
Signature

Carsten Fischer/ Chief Officer,
International Business Division
Name/Title

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:

March 17, 2010	BARE ESCENTUALS, INC.

/s/ Myles McCormick
Signature

Myles McCormick, Chief Executive Officer
Name/Title